Exhibit 99.4

Special General Meeting of Shareholders of NANO DIMENSION LTD. Date: December 13, 2022 See Voting Instruction On Reverse Side. Please make your marks like this: Use pen only For Against Abstain To increase the Company’s registered share capital and to cancel its nominal value per share and to amend and restate the Company’s Amended and Restated Articles of Association to reflect the same. For Against Abstain 2. To approve an update to the form of the Company’s Indemnification Agreement with its directors and officers and to amend the Company’s Amended and Restated Articles of Association to reflect the same. 2a. Do you confirm that you are a controlling shareholder of the Company and/or have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 2?* *if you indicate YES for this item 2a, YOUR SHARES WILL NOT BE COUNTED for vote on Proposal No. 2. Yes No For Against Abstain 3. To approve amended and restated Series B Warrants in consideration of an additional investment by Mr. Yoav Stern, the Company’s Chief Executive Officer and Chairman of the Board. 3a. Do you confirm that you are a controlling shareholder of the Company and/or have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 3?* *if you indicate YES for this item 3a, YOUR SHARES WILL NOT BE COUNTED for vote on Proposal No. 3. Yes No YES I am/We are controlling shareholder of the Company and/or have a personal interest in Proposal No. 3. Authorized Signatures - This section must be completed for your instructions to be executed. Please separate carefully at the perforation and return just this portion in the envelope provided. Special General Meeting of Shareholders of NANO DIMENSION LTD. to be Held on December 13, 2022 for Holders as of November 14, 2022 MAIL Mark, sign and date your Voting Instruction Form. Detach your Voting Instruction Form. Return your Voting Instruction Form in the postage-paid envelope provided. All votes must be received by 12:00 p.m. E.T. on December 6, 2022. To view all Annual General Meeting related materials, please visit: http://investors.nano-di.com/events-and-presentations PROXY TABULATOR FOR NANO DIMENSION LTD. P.O. BOX 8016 CARY, NC 27512-9903 EVENT # CLIENT # Copyright © 2022 Mediant Communications Inc. All Rights Reserved

NANO DIMENSION LTD. Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m. E.T. on December 6, 2022) The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of Nano Dimension Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on November 14, 2022 at the Special General Meeting of the Shareholders of Nano Dimension Ltd. to be held on December 13, 2022 or any postponement or adjournment thereof in respect of the resolutions specified on the reverse. NOTE: Please direct the Depositary how to vote by completing the reverse side. This voting Instruction Card, when properly executed and returned, will be a request to the Depositary to vote or cause to be voted the shares or other Deposited Securities represented by your ADRs as directed herein. The Depositary shall not vote or attempt to exercise the right to vote that attaches to the shares or other Deposited Securities, other than in accordance with such instructions. The Board of Directors recommends that you vote in favor of the proposals, which are described in the Proxy Statement. (Continued and to be marked, dated and signed, on the other side) PROXY TABULATOR FOR NANO DIMENSION LTD. P.O. Box 8016 CARY, NC 27512-9903